# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Emeren Group Ltd, CIK 0001417892
CUSIP: 75971T301
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing 10 Ordinary shares, no par value per share
Address of issuer's principal executive offices: 149 WATER STREET, SUITE 302, NORWALK, Connecticut (CT), 06854
Date of event which requires filing of this statement: 09/02/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001383838
Persons authorized to receive notices and communications: Himanshu H. Shah, 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina (NC), 27612, (919) 719-6360; Andrew Ledbetter, DLA Piper LLP (US), 701 Fifth Avenue, Suite 6900, Seattle, Washington (WA), 98104, (206) 839-4800; Kevin Criddle, DLA Piper LLP (US), 701 Fifth Avenue, Suite 6900, Seattle, Washington (WA), 98104, (206) 839-4800

## Reporting persons
- Shah Capital Management (CIK 0001383838): type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 0; shared voting power 18,761,866; sole dispositive power 0; shared dispositive power 18,761,866; aggregate amount beneficially owned 18,761,866 (36.56% of the class)
  Comment: The share value represents the number of American Depositary Shares beneficially owned by the Reporting Person. Each American Depositary Share represents ten Ordinary Shares.
  
  Percentage is based on 513,216,222 Ordinary Shares outstanding as of June 30, 2025, as provided in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 19, 2025.
- Shah Capital Opportunity Fund LP (CIK 0001392302): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,409,249; sole dispositive power 0; shared dispositive power 18,409,249; aggregate amount beneficially owned 18,409,249 (35.87% of the class)
  Comment: The share value represents the number of American Depositary Shares beneficially owned by the Reporting Person. Each American Depositary Share represents ten Ordinary Shares.
  
  Percentage is based on 513,216,222 Ordinary Shares outstanding as of June 30, 2025, as provided in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 19, 2025.
- Himanshu H. Shah (CIK 0001726830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 56,370; shared voting power 18,761,866; sole dispositive power 56,370; shared dispositive power 18,761,866; aggregate amount beneficially owned 18,818,236 (36.67% of the class)
  Comment: The share value represents the number of American Depositary Shares beneficially owned by the Reporting Person. Each American Depositary Share represents ten Ordinary Shares.
  
  Percentage is based on 513,216,222 Ordinary Shares outstanding as of June 30, 2025, as provided in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing 10 Ordinary shares, no par value per share
Name of issuer: Emeren Group Ltd
Address of issuer's principal executive offices: 149 WATER STREET, SUITE 302, NORWALK, Connecticut (CT), 06854
Comment:
This Amendment No. 11 (this 'Amendment') to the Schedule 13D filed with the Securities and Exchange Commission (the 'SEC') on October 1, 2019 (the 'Original Schedule 13D' and, as amended by Amendment No. 1 filed with the SEC on December 28, 2020, Amendment No. 2 filed with the SEC on January 8, 2021, Amendment No. 3 filed with the SEC on July 15, 2022, Amendment No. 4 filed with the SEC on September 16, 2022 , Amendment No. 5 filed with the SEC on January 13, 2023, Amendment No. 6 filed with the SEC on September 25, 2023, Amendment No. 7 filed with the SEC on January 5, 2024, Amendment No. 8 filed with the SEC on March 17, 2025, Amendment No. 9 filed with the SEC on June 20, 2025, and Amendment No. 10 filed with the SEC on July 7, 2025, the 'Schedule 13D') is being filed by Shah Capital Management, Inc. ('Shah Capital'), Shah Capital Opportunity Fund LP ('Shah Opportunity'), and Himanshu H. Shah ('Mr. Shah' and, together with Shah Capital and Shah Opportunity, the 'Reporting Persons'), with respect to the ordinary shares, no par value per share (the 'Ordinary Shares') and the American Depository Shares, each representing ten Ordinary Shares (the 'ADSs') of Emeren Group Ltd (the 'Issuer').

This Amendment amends and supplements the Schedule 13D to describe amendments to (1) the Agreement and Plan of Merger (the 'Merger Agreement'), dated as of June 18, 2025, by and among the Issuer, Shurya Vitra Ltd., a BVI business company incorporated under the Laws of the British Virgin Islands ('Parent'), and Emeren Holdings Ltd, a BVI business company incorporated under the Laws of the British Virgin Islands and a wholly owned subsidiary of Parent ('Merger Sub'), (2) the rollover and support agreement (the 'Rollover Agreement').

Other than as set forth below, all Items in the Schedule 13D are materially unchanged.

## Item 2. Identity and Background
Name of person filing:
(i) Shah Capital Management, Inc. ("Shah Capital"), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);

(ii) Shah Capital Opportunity Fund LP ("Shah Opportunity"), a Delaware limited partnership; and

(iii) Himanshu H. Shah ("Mr. Shah"), who serves as President and Chief Investment Officer of Shah Capital.

Shah Capital, Shah Opportunity and Mr. Shah are referred to collectively as the "Reporting Persons."
Residence or business address:
The address of the principal business and principal office of each of the Reporting Persons is:

2301 Sugar Bush Road, Suite 510
Raleigh, North Carolina 27612
Present principal occupation or employment:
The principal business of each of Shah Capital and Shah Opportunity is investing in securities.

The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Shah Capital is North Carolina corporation.
Shah Opportunity is a Delaware limited partnership.
Mr. Shah is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The descriptions of the Merger Agreement, the Equity Commitment Letter (as defined below), the Limited Guarantee (as defined below) and the Rollover and Support Agreement (as defined below) set forth in Item 4 of this Schedule 13D Amendment are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended to include the following disclosure at the end of the Item:

Amendments to the Agreement and Plan of Merger and the Rollover Agreement

On September 2, 2025, the Issuer, Parent and Merger Sub entered into an Amendment to the Merger Agreement, and Parent and the Rollover Securityholders entered into an Amendment to the Rollover Agreement, in each case to clarify that Shah Opportunity is a Rollover Securityholder and that the Ordinary Shares represented by ADSs held by Shah Opportunity are Rollover Securities. As a Rollover Securityholder, Shah Opportunity has agreed to vote its Rollover Securities in favor of the adoption of the Merger Agreement and the approval of the Merger and to the cancellation of its Rollover Securities in exchange for newly issued shares of Parent.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) - Shah Capital Management
18,761,866; 36.56%

(ii) - Shah Capital Opportunity Fund LP
18,409,249; 35.87%

(iii) - Himanshu H. Shah
18,818,236; 36.67%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) - Shah Capital Management
Sole Voting Power - 0
Shared Voting Power - 18,761,866
Sole Dispositive Power - 0
Shared Dispositive Power - 18,761,866

(ii) - Shah Capital Opportunity Fund LP
Sole Voting Power - 0
Shared Voting Power - 18,409,249
Sole Dispositive Power - 0
Shared Dispositive Power - 18,409,249

(iii) - Himanshu H. Shah
Sole Voting Power - 56,370
Shared Voting Power - 18,761,866
Sole Dispositive Power - 56,370
Shared Dispositive Power - 18,761,866
Transactions in the class effected during the past sixty days:
N/A.

Except as set forth here, no other transactions in shares of the Issuer were effected by any Reporting Persons within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of no par value covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D Amendment is incorporated by reference in its entirety into Item 6 of the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit Number Description

99.5 Amendment to the Agreement and Plan of Merger, dated as of September 2, 2025, by and among the Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 2.1 of the Report on Form 8-K dated September 3, 2025 of the Issuer).
99.6 Amendment to the Rollover Agreement, dated as of September 2, 2025, by and among the Parent and the Rollover Securityholders (incorporated herein by reference to Exhibit 10.1 of the Report on Form 8-K dated September 3, 2025 of the Issuer).

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (09/03/2025)
- Shah Capital Opportunity Fund LP: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (09/03/2025)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (09/03/2025)